

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2012

Via E-mail
Al Pietrangelo
President and Chief Executive Officer
Raptor Networks Technology, Inc.
41 Howe Lane
Freehold, NJ 07728

> **Re: Raptor Networks Technology, Inc.**
> **Information Statement on Schedule 14C**
> **Filed January 17, 2012**
> **Form 8-K**
> **Filed December 8, 2012**
> **File No. 000-51443**

Dear Mr. Peitrangelo:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Information Statement on Schedule 14C filed January 17, 2012

General

1.   It appears from your disclosure that, in addition to the specific proposals you have outlined, you have or will become a subsidiary of Lantis Laser Inc. with Lantis Laser ultimately holding 80% of your shares and have or will change your business from a shell company to a mining operation. Please revise your proxy statement to provide adequate disclosure regarding these material changes in your business, including the reasons for the changes and your business development plans going forward. For clarity, it appears you should include a chart depicting your business structure both before and after the Share Purchase Agreement with Lantis Laser Inc. and the change in domicile. Please

also ensure that your disclosure is clear as to when each of these changes became or will become effective.

2.   According to your Stock Purchase Agreement, after the transaction, California Capital Equity will own 13,510,752 shares or 12% of the outstanding shares. Please include a discussion in an appropriate location about this transaction or tell us why you did not disclose this component of the Stock Purchase Agreement. Also tell us when you filed the July 5, 2011 agreement with California Capital.

Proposal 1 – Amendment of our Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 20,000,000 to 500,000,000, page 4

3.   We note your disclosure on page 1 that the company is seeking to increase the aggregate number of authorized shares of common stock due, in part, to the insufficiency of authorized shares necessary to meet commitments for share issuances in connection with the Stock Purchase Agreement with Lantis Laser Inc., under which you became a majority-owned subsidiary of Lantis Laser. Please include in the information statement all of the information called for by Item 14 of Schedule 14A, applicable to you by operation of Item 1 of Schedule 14C, including financial information, with respect to the Stock Purchase Agreement whereby you became or will become a subsidiary of Lantis Laser. Also include a description of the provision(s) obligating you to increase the company's authorized shares, because the approval of the increase in authorized shares is in effect an approval of the Stock Purchase Agreement. See Note A to Schedule 14A, applicable to you by operation of Item 1 of Schedule 14C.

4.   Tell us whether your charter documents address share issuances resulting in a change of control and whether you were required to obtain shareholder approval for the December 2011 share issuance to Lantis Laser Inc., which amounted to 55% of your common stock outstanding. In this regard, we were unable to locate a complete copy of your existing bylaws, as amended.

Proposal 2 – Amendment to Our Articles of Incorporation To Effect a Reverse Stock Split of the Common Stock of the Company, page 5

5.   You state in the third paragraph of Proposal 2 that the number of authorized shares of the Company will not be changed in connection with the Reverse Split. Since Proposal 1 is a proposal to increase the number of authorized shares, this sentence may be confusing. Please remove the sentence or revise as necessary.

6.   For clarity, please include a table that discloses, both before and after giving effect to the increase in authorized shares and the reverse stock split, the number of shares:
●   authorized;
●   issued and outstanding;
●   reserved but unissued; and

- available for issuance.

Voting Securities and Principal Stockholders, page 23

7.   According to section 2.13 of the Stock Purchase Agreement, California Capital's shares have been converted into common stock. Please tell us why you have not disclosed the ownership in the table.

Proposal 3 – Amendment of our Articles of Incorporation to Change our Domicile, page 10

8.   We note your statement in the fourth paragraph that the change in domicile merger will have no impact on the business of the company. However, it appears that the change in domicile will result in shareholders holding shares in Mabwe Minerals Inc. whose business you state on page 22 "will now be … exploration and mining of gold and other industrial minerals and will not have any involvement with the historical business of the company." In addition to the change in business focus, it appears that the share agreement calls for the resignation of all current officers and directors of Raptor. It further appears that the President and CEO of Lantis Laser will become the President and CEO and sole board member of Raptor. Please tell us when each of these changes was or will be effective and tell us how you determined, in light of these changes, that the submission of the merger for the consent of security holders is not an offer or sale under Rule 145 of the Securities Act requiring registration on Form S-4.

Certain Differences Between the Corporate Laws of Colorado and Wyoming, page 10

9.   Please include a discussion of the reasons for the change in domicile.

10.   Please confirm that you have disclosed all of the material differences between the corporate laws of Colorado and Wyoming and revise your disclosure to clarify this. In addition, please include a discussion of all material differences between your governing documents before and after the change in domicile and, to the extent any of the material differences resulting from the change in domicile is disadvantageous to or impose increased burdens on shareholders, this information should be summarized and prominently disclosed at the beginning of this section. If there are provisions in the new articles or bylaws that do not simply reflect the default result of Wyoming statutes, please specify them and discuss separately the reasons for those changes, if any.

Form 8-K filed December 8, 2012

11.   We note that as a result of the Stock Purchase Agreement dated December 2, 2011 Lantis Laser now owns 55% of your common stock. It appears that this transaction constituted a reportable event under Items 2.01 and 5.01 of Form 8-K though the information required by these Items was not included. Please amend the Form 8-K to provide this information or tell us why you believe this information is not required. To the extent you conclude

that this information is required, please provide us with your analysis as to how failure to file this information impacts the conclusions of your certifying officers as to the effectiveness of your disclosure controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-Mail
        Ernest M. Stern
        Akerman Senterfitt LLP